

Mail Stop 3561

May 18, 2009

Mr. Edward M. Murphy
President and Chief Executive Officer
National Mentor Holdings, Inc.
313 Congress Street, 6th Floor
Boston, MA 02210

> **Re: National Mentor Holdings, Inc.**
> **Form 10-K**
> **Filed December 22, 2008**
> **File No. 333-129179**

Dear Mr. Murphy:

    We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

                                Sincerely,

                                John Reynolds
                                Assistant Director